UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number: 001-39935

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

For Period Ended: September 30, 2021

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended: _________________

PART I — REGISTRANT INFORMATION

CLOVER LEAF CAPITAL CORP.

(Full Name of Registrant)

___________________

(Former Name if Applicable)

c/o Yntegra Capital Investments, LLC

1450 Brickell Avenue, Suite 2520

Address of Principal Executive Office

Miami, FL 33131

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D,or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra Sheets if Needed)

Clover Leaf Capital Corp. (the “Company”) has determined that it is unable, without unreasonable effort or expense, to file its Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2021 (the “Q3 2021 Form 10-Q”) by the prescribed due date, for the reasons described below.

In connection with the preparation of the Company’s financial statements as of September 30, 2021, management, in consultation with its advisors, identified an error made in certain of its previously issued financial statements, arising from the manner in which, as of the closing of the Company’s initial public offering, the Company valued its Class A common stock subject to possible redemption. The Company previously determined the value of such Class A common stock  to be equal to the redemption value of such shares, after taking into consideration the terms of the Company’s Amended and Restated Certificate of Incorporation, under which a redemption cannot result in net tangible assets being less than $5,000,001. Management has now determined, after consultation with its advisors, that the shares of Class A common stock underlying the units issued during the initial public offering can be redeemed or become redeemable subject to the occurrence of future events considered to be outside the Company’s control. Therefore, management has concluded that the redemption value of its Class A common stock subject to possible redemption should reflect the possible redemption of all Class A common stock. As a result, management has noted a reclassification error related to temporary equity and permanent equity and intends to reflect any reclassification of equity for the Company’s audited balance sheet as of July 22, 2021 (the “Affected Period”) in its forthcoming Q3 2021 Form 10-Q. Any such adjustments to the financial statement items for the Affected Period will be set forth through expanded disclosure in the financial statements included in the Q3 2021 Form 10-Q, including further describing the correction and its impact on previously reported amounts.

The Company, in consultation with its advisors, is continuing to finalize its Q3 2021 Form 10-Q financial statements to reflect the foregoing. The Company is working diligently to complete its Q3 2021 Form 10-Q as soon as possible, and expects to file such report on or before the fifth calendar day following the prescribed due date (or, if such date is not an EDGAR filing date, then the first EDGAR filing date thereafter).

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Felipe MacLean	(305)	577-0031
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☐ No ☒ N/A – the current period is the Company’s first reporting period since its initial public offering; no prior corresponding period.

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company is required by Part IV, Item (3) of Form 12b-25 to provide as part of this filing an explanation regarding whether the results of operations the Company expects to report for the quarterly period ended September 30, 2021 will reflect significant changes from its results of operations for the corresponding period for the last fiscal year. The Company was incorporated in February 2021 and did not have operating results for the quarterly period ended September 30, 2020.

On July 22, 2021, the Company consummated its initial public offering (the “IPO”) of 13,831,230 units (the “units”), which included 1,331,230 units issued pursuant to the partial exercise by the underwriters of their over-allotment option. The units were sold at a price of $10.00 per unit, generating gross proceeds to the Company of $138,312,300.

Since the IPO, the Company has been incurring monthly operating expenses of approximately $45,000 per month and expenses in connection with its search for targets for its initial business combination. The Company will not generate any operating revenues until after completion of its initial business combination. Because the Company has not completed its financial statements due to the reasons provided above, the Company is unable to provide a reasonable estimate of its results of operations for the quarterly period ended September 30, 2021. Accordingly, the Company cannot at this time estimate what significant changes will be reflected in its results of operations for the quarterly period ended September 30, 2021.

CLOVER LEAF CAPITAL CORP.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 16, 2021	By:	/s/ Felipe MacLean
Felipe MacLean
Chief Executive Officer

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